   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 2001.
                           REGISTRATION NO. 333-34294


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 POST-EFFECTIVE
                                 AMENDMENT NO. 3
                                       TO
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                                   ----------

                             COLLEGIATE PACIFIC INC.
                 (Name of small business issuer in its charter)

                 DELAWARE                                     5091                                   22-2795073
       (State of other jurisdiction               (Primary Standard Industrial                    (I.R.S. Employer
           of incorporation or                     Classification Code Number)                  Identification No.)
              organization)

      13950 SENLAC DRIVE, SUITE 100                                                            MICHAEL J. BLUMENFELD
           DALLAS, TEXAS 75234                                                                CHIEF EXECUTIVE OFFICER
              972. 243.8100                                                                13950 SENLAC DRIVE, SUITE 100
(Address and telephone number of principal                                                      DALLAS, TEXAS 75234
 executive offices and principal place of                                                          972. 243.8100
                business)                                                               (Name, address and telephone number
                                                                                                  of agent for service)

                                   COPIES TO:
                                MICHAEL R. DOREY
                            SAYLES, LIDJI & WERBNER,
                           A PROFESSIONAL CORPORATION
                             4400 RENAISSANCE TOWER
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                                  214.939.8700

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Pursuant to Rule 429, this is a combined registration statement that relates to the securities previously registered by Form SB-2 Registration Statement, No. 333-64471, effective as of October 26, 1998, and the securities being registered by this registration statement.

                             COLLEGIATE PACIFIC INC.
                              CROSS REFERENCE SHEET


             FORM SB-2 ITEM NO. AND CAPTION                                     PROSPECTUS CAPTION
Item 1.      Front of Registration Statement and Outside Front Cover of         Outside Front Cover
             Prospectus
Item 2.      Inside Front Cover and Outside Back Cover Pages of Prospectus      Inside Front and Outside Back Cover
                                                                                Pages
Item 3.      Summary Information and Risk Factors                               Summary, Risk Factors
Item 4.      Use of Proceeds                                                    Summary -- Use of Proceeds
Item 5.      Determination of Offering Price                                    Not Applicable
Item 6.      Dilution                                                           Not Applicable
Item 7.      Selling Security Holders                                           Summary -- Selling Shareholder
Item 8.      Plan of Distribution                                               Summary -- Plan of Distribution
Item 9.      Legal Proceedings                                                  The Company -- Legal Proceedings
Item 10.     Directors, Executive Officers, Promoters and Control Persons       Management - Executive Officers and
                                                                                Directors
Item 11.     Security Ownership of Certain Beneficial Owners and Management     Management - Security Ownership of
                                                                                Certain Beneficial
                                                                                Owners and Management
Item 12.     Description of Securities                                          Description of Securities
Item 13.     Interest of Named Experts and Counsel                              Not Applicable
Item 14.     Disclosure of Commission Position on Indemnification For           Indemnification
             Securities Act Liabilities
Item 15.     Organization Within Last Five Years                                Not Applicable
Item 16.     Description of Business                                            The Company - Business
Item 17.     Management's Discussion and Analysis or Plan of Operation          Management's Discussion and Analysis
                                                                                of Financial Condition and Results
                                                                                of Operations
Item 18.     Description of Property                                            The Company - Property
Item 19.     Certain Relationship and Related Transactions                      Management - Certain Relationships
                                                                                and Related Transactions
Item 20.     Market For Common Equity and Related Stockholder Matters           Market For Common Equity and Related
                                                                                Stockholder Matters
Item 21.     Executive Compensation                                             Management - Executive Compensation
Item 22.     Financial Statements                                               Index To Consolidated Financial
                                                                                Statements
Item 23.     Changes in and Disagreements With Accountants on Accounting and    Not Applicable
             Financial Disclosures

                             COLLEGIATE PACIFIC INC.


                    4,244,607 COMMON STOCK PURCHASE WARRANTS
                        5,321,874 SHARES OF COMMON STOCK


                                   ----------

         This Prospectus relates to the issuance and resale of up to:

         o 4,244,607 Common Stock Purchase Warrants issued as a special dividend to each record holder of Common Stock as of May 26, 2000.

         o 4,244,607 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants.


         Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment, at any time prior to May 26, 2005.



         This Prospectus also relates to an offering of up to 677,267 shares of Common Stock by certain stockholders who previously held Notes of the Company. The Company privately sold Notes in the principal amount of $2,235,000 to certain officers and directors of the Company and certain third parties. The Note holders converted the Notes into 677,267 shares of Common Stock, based upon a conversion price of $3.30 per share, on April 19, 2000.



         In addition, this Prospectus relates to an offering of up to 400,000 shares of Common Stock by Michael J. Blumenfeld, the Company's Chief Executive Officer. Mr. Blumenfeld acquired those 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997, by and between Mr. Blumenfeld, Adam Blumenfeld and the Company. The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of the shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.



         The Common Stock is quoted on the American Stock Exchange under the symbol "BOO." The Warrants are quoted on the American Stock Exchange under the symbol "BOO/WS." On December 3, 2001, the high and low price of the Common Stock was $5.10 per share, and on December 3, 2001, the high and low price of the Warrants was $0.99 per Warrant.



   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 IN THIS PROSPECTUS.



--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.




                THE DATE OF THIS PROSPECTUS IS DECEMBER 10, 2001

         The date of this Prospectus is December 10, 2001. No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


         Available Information .......................................................     3
         Summary .....................................................................     3
         Risk Factors ................................................................     9
         The Company .................................................................     14
         Management ..................................................................     18
         Market for Common Stock and Related Stockholder Matters .....................     25
         Management's Discussion and Analysis of Financial Condition and
         Results of Operations .......................................................     26
         Description of Securities ...................................................     30
         Legal Matters ...............................................................     34
         Experts .....................................................................     34
         Indemnification .............................................................     34
         Index To Consolidated Financial Statements ..................................     F-1


--------------------------------------------------------------------------------


         Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number is (972) 243-8100. In this Prospectus, the "Company," "Collegiate Pacific," "we," "us," and "our" refer to Collegiate Pacific Inc. and its subsidiaries. The term "Warrants" refers to the Company's common stock purchase warrants. The term "Notes" refers to the Company's Subordinated Convertible Promissory Notes. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The term "Selling Shareholder" refers to Mr. Blumenfeld. The Company's fiscal year ends on June 30th. Reference herein to "fiscal 1999," "fiscal 2000," "fiscal 2001" and "fiscal 2002" refers to our fiscal years ended June 30, 1999, 2000, 2001, and 2002, respectively.


         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

         UNLESS OTHERWISE PROVIDED IN THIS PROSPECTUS, ALL REFERENCES TO SHARES OF COMMON STOCK TAKE INTO ACCOUNT THE ONE-FOR-FIVE REVERSE STOCK SPLIT THAT BECAME EFFECTIVE JANUARY 19, 2000.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "Commission"). These materials may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its West Regional Office located at 5670 Wilshire Boulevard, Los Angeles, California 90036. You can obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.

         The Company is a publicly held corporation and its Common Stock is traded on the American Stock Exchange under the symbol "BOO." The Warrants are traded on the American Stock Exchange under the symbol "BOO/WS."

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

         We have filed Registration Statements on Form SB-2 (the "Registration Statements") under the Securities Act of 1933 (the "Securities Act") with the Commission, with respect to the Common Stock offered in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Commission. For further information about us and the Common Stock being offered in this Prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Commission.

                                     SUMMARY

         CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS.

         THESE STATEMENTS INCLUDE:

         o        ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL
                  ITEMS;

         o ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

         o        ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

         o        ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR
                  PERFORMANCE; AND

         o        ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

         IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECTS," "BELIEVES", "PLANS," "ANTICIPATES," "ESTIMATES," "POTENTIAL," OR "CONTINUE," AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

         ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 9.

                                   THE COMPANY


         We are in the business of mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.


         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,000 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 25,000 customers.


         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 750,000 catalogs and fliers to this audience during fiscal 2002. Michael J. Blumenfeld, the Chief Executive Officer of the Company with over 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchasing decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, and the Internet.


         Collegiate Pacific Inc. was incorporated in Pennsylvania in 1987, and reincorporated in Delaware in 1999. The Company's executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and its telephone number at that location is (972) 243-8100.

                               RECENT DEVELOPMENTS

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting goods related equipment, as well as numerous items for the recreation, military, and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         On February 7, 2000, we entered into licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and tennis court equipment.


         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We used the cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases. On April 19, 2000, the Note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.


         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

         On February 15, 2001, we announced that our Board of Directors authorized the Company to reduce the strike price of the Warrants issued to each record holder of the Company's Common Stock as of May 26, 2000, from $10 per share to $5 per share, to be effective at 12:00 midnight, Dallas, Texas time, on Monday, March 12, 2001.

                               SELLING SHAREHOLDER


         The following table sets forth the name of the Selling Shareholder, the number of shares of Common Stock beneficially owned by the Selling Shareholder as of December 1, 2001, the number of shares that he may offer, and the number of shares of Common Stock beneficially owned by the Selling Shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by the Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.



                                              BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                                              PRIOR TO OFFERING(1)                   AFTER OFFERING
                                    ----------------------------------------    ------------------------
                                    NUMBER OF     PERCENT OF    SHARES TO BE    NUMBER OF     PERCENT OF
NAME OF BENEFICIAL OWNER            SHARES(2)      CLASS(3)         SOLD        SHARES(2)        CLASS
------------------------            ---------     ----------    ------------    ---------     ----------

Michael J. Blumenfeld,            4,438,014(4)       68.2%      2,995,152(5)    1,442,862        33.0%
 Chief Executive Officer
 of the Company



----------

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of the Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.



(4) Consists of 2,191,207 shares of Common Stock, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 75,000 shares issuable upon exercise of an option expiring May 8, 2011, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock.



(5) Consists of 400,000 shares being registered by Mr. Blumenfeld with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares, or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayments, working capital advances or other such circumstances that may accrue to the benefit of the Company. Also includes 454,545 shares issued upon conversion of a Note on April 19, 2000, 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock.


                              PLAN OF DISTRIBUTION


         The Warrants offered in this Prospectus were issued to each of the Company's stockholder's on a pro rata basis as a special dividend on May 26, 2000.



         The sale of the shares of Common Stock offered in this Prospectus may be made from time to time directly by the Selling Shareholder, by the Note holders who converted their Notes into shares of Common Stock, by the stockholders who exercised their Warrants, or by one or more broker-dealers or agents.



         Shareholders selling their shares of Common Stock or Warrants will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The shares of Common Stock and the Warrants may be sold in one or more transactions on the Bulletin Board, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.



         In the event one or more broker-dealers or agents agree to sell the shares of Common Stock or the Warrants, they may do so by purchasing the shares of Common Stock or Warrants as principals or by selling the shares of Common Stock or the Warrants as agent for the shareholders selling their shares. These broker-dealers may be compensated in the form of discounts, concessions, or commissions from these shareholders or the purchasers of the shares of Common Stock or the Warrants. A particular broker-dealer's compensation may be in excess of customary compensation.



         Under applicable Exchange Act rules and regulations, any person engaged in a distribution of the shares of Common Stock or the Warrants may not simultaneously engage in market-making activities with respect to the Company's Common Stock or Warrants for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, shareholders selling their shares are subject to applicable provisions, rules and regulations of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of the Common Stock and the Warrants by these shareholders. All of the foregoing may affect the marketability of the Common Stock and the Warrants.



         To comply with applicable states' securities laws, the Common Stock and the Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. Additionally, the shares of Common Stock and the Warrants may not be sold in certain states unless the shares of Common Stock and the Warrants have been registered or qualified for sale in these states, or an exemption from registration or qualification is available and is complied with.



         The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.


                                 USE OF PROCEEDS


         The Company will not receive any consideration for the issuance of the Warrants, or any proceeds from the sale of Warrants by the Warrant holders.



         The Company will receive proceeds only if the Warrants are duly exercised and paid by the Warrant holders. There can be no assurance that the Warrant holders will exercise all or any portion of the Warrants. If all the Warrants are exercised, the Company will receive $21,223,035. The Company currently plans to use any proceeds received upon exercise of the Warrants for general corporate purposes. These general corporate purposes may include working capital, acquisitions, and debt repayment.


         The Company did not receive any proceeds from the conversion of the Notes into shares of Common Stock. However, the conversion of the Notes constituted a reduction of the Company's outstanding debt by $2,235,000. The Note holders converted the Notes into shares of Common Stock at a conversion price equal to $3.30 per share.


         The 400,000 shares that have been registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both, could be used in working capital, acquisitions, debt repayment, or other circumstances that may accrue to the benefit of the Company.



         The Company will not receive any of the proceeds from the sale of any other shares of Common Stock by the Selling Stockholder or sales of the shares of Common Stock acquired by the Warrant holders upon exercise of the Warrants.


                        DESCRIPTION OF DIVIDEND WARRANTS

         The Company issued the Warrants pursuant to a Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, Inc. (the "Warrant Agent"). Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder.

         Each Warrant entitles the registered holder to purchase from the Company, for cash, one share of Common Stock at $5.00 per share. The number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain conditions.


         Holders may exercise the Warrants at any time on or before May 26, 2005, unless extended by the Company. The Warrants are callable and cancelable at a cancellation price of $.05 per share of Common Stock purchasable upon exercise of the Warrants (the "Cancellation Price"). If the Company calls the Warrants for cancellation, holders may exercise the Warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                              DESCRIPTION OF NOTES

         The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company (the "Note Holders") pursuant to a Purchase Agreement between the Company and the Note Holders (the "Purchase Agreement"), dated as of February 29, 2000. The Company and the Note Holders also executed a Subordination Agreement with Chase Bank of Texas, National Association (the "Subordination Agreement"), subordinating the indebtedness represented by the Notes to the prior payment in full of all Senior Indebtedness.

         The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK.

         YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES.

LIMITED OPERATING HISTORY:

         We have a limited operating history upon which to base an evaluation of the Company and its prospects.


         Collegiate Pacific only recently entered into the catalog and mail-order distribution of sporting goods, and incurred losses before taxes of approximately $23,000 and $950,000 for fiscal 2001 and fiscal 2000.


         Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by start-up companies in the marketing industry. To address these risks, we must, among other things:

         o effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         o        provide products at competitive prices;

         o        respond to competitive developments; and

         o        attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.

         In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will attain profitability or generate cash from operations in the future.

COMPETITION

         The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:


         o        substantially greater financial resources;

         o        a larger customer base; and

         o        greater name recognition within the industry.

In addition, our competitors may have larger technical, sales, and marketing resources.

         We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you any assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.

RAW MATERIALS

         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.

ACCOUNTS RECEIVABLE

         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms the we give to our customers.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparisons of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

MANAGING POTENTIAL GROWTH

         We experienced a period of significant growth, and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operational, financial and management information systems could be needed to manage future growth. We cannot assure you that:

         o these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;

         o our current personnel, systems, procedures, and controls will be adequate to support our future operations;

         o we will identify, hire, train, motivate, or manage required personnel; or

         o that we will successfully identify and exploit existing and potential market opportunities.

         Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

FUTURE CAPITAL REQUIREMENTS


         Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We incurred losses before taxes of approximately $23 thousand and $950 thousand for fiscal 2001 and fiscal 2000, respectively. We funded our operations primarily from the sale of stock to Michael Blumenfeld and others in February and March of 1998 and with working capital loans from Mr. Blumenfeld. In addition, on September 14, 1999, we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. On February 29, 2000, we received approximately $1.2 million in cash from the sale of the Notes. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.


         We cannot give you any assurance that such additional funding will be available on acceptable terms, if at all. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

DEPENDENCE ON KEY PERSONNEL


         Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Mr. Blumenfeld.



         The loss of services of certain of our executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our success in attracting and retaining additional qualified employees, and our failure to recruit such skilled personnel as needed, could have a material adverse effect on the Company.

RISKS RELATED TO INTERNATIONAL SUPPLIERS

         A significant amount of our revenues depends upon products purchased from foreign suppliers, located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of this international component, including:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         The occurrence of any one or more of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

RELIANCE ON THIRD PARTY CARRIERS

         Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

         o        shipment delays caused by such carriers;

         o        labor strikes by the employees of such carriers;

         o        increases in delivery cost, postage rate increases; and

         o        other adverse economic conditions.

         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

CONTROL BY MAJOR STOCKHOLDER


         Michael J. Blumenfeld, Chairman and Chief Executive Officer of Collegiate Pacific, currently owns 2,192,407 shares or 51.4% of our Common Stock, and holds options and Warrants convertible into 2,245,607 shares of the Company's outstanding Common Stock. As a result, Mr. Blumenfeld has the power to initiate or block corporate actions such as an amendment to the Company's Certificate of Incorporation, the consummation of any merger, or the sale of all or substantially all of the assets of the

Company. In addition, Mr. Blumenfeld may control the election of directors and any other action requiring stockholder approval.


VOLATILITY OF STOCK PRICE

         The price of the Common Stock is determined in the marketplace and may be influenced by many factors, including:

         o        the depth and liquidity of the market for the Common Stock;

         o investor perception of the Company and the industry within which it competes;

         o        quarterly variations in operating results; and

         o        general economic and market conditions.

         Historically, the weekly trading volume of the Common Stock has been relatively small. Any material increase in public float could have a significant impact on the price of the Common Stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affected market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the Common Stock could be affected by such fluctuations.

OUTSTANDING STOCK OPTIONS


         Outstanding options may have an effect on the price of our securities. There are 5,000 options, each to purchase one share of our Common Stock, issued by DSSI Corporation under the Drug Screening Systems, Inc. Stock Option Plan of 1994 that are still outstanding. In addition, we have granted 509,200 options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our Common Stock, especially if a significant volume of the options were exercised and the stock issued were immediately sold into the public market.


THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS COULD HAVE A DILUTIVE EFFECT


         As of December 1, 2001, there were outstanding options and warrants held by shareholders and certain third parties to purchase approximately 4,758,807 shares of Common Stock. The options and warrants have exercise prices ranging from $1.25 per share to $12.50 per share. The exercise of Warrants or options and the sale of the underlying shares of Common Stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our Common Stock, and will have a dilutive impact on other shareholders.



         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding Warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.

DEPENDENCE OF WARRANT HOLDERS ON MAINTENANCE OF CURRENT REGISTRATION STATEMENT; POSSIBLE LOSS OF VALUE OF WARRANTS.


         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying shares of Common Stock while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.


POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS.


         We may redeem each Warrant at $.05 per Warrant after the occurrence of certain preconditions. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise Warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants. See "Description of Securities - Common Stock Purchase Warrants."


                                   THE COMPANY

BUSINESS

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation, and thereafter had no formal operations.

         On February 17, 1998, the Company's stockholders authorized the Company to enter into the business of distributing sports equipment. This change in our business was accomplished through the following steps:

         o the Company sold 2,000,000 shares of Common Stock, a controlling interest in the Company. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the Common Stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares, and Adam Blumenfeld purchased 40,000 shares;

         o Michael J. Blumenfeld sold all of the assets, including the corporate name, of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Mr. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment; and

         o the Company changed its name to Collegiate Pacific Inc. at that time.

         We then entered into exclusive distribution agreements with the following companies:

         o Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998;

         o FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998;

         o Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000.

         On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

         On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

         On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation was effective on July 21, 1999.

         On September 14, 1999, we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment as well as numerous items for the recreation, military and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         On February 7, 2000, we obtained licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and court equipment.


         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We used cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases.


         On April 19, 2000, all of the Note Holders converted their Notes into 677,267 shares of Common Stock.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.


         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world. The contract includes a most favored vendor provision which provides that all products sold by the Company to the GSA must be at a price equal to or less than the price charged by the Company to its other customers. Sales by the Company to the GSA during fiscal 2001 were not material.

         We are in the business of mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.


         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,000 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 25,000 customers.


         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 750,000 catalogs and fliers to this audience during fiscal 2002. Michael Blumenfeld, the Chief Executive Officer of the Company with 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing and the Internet.


         Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

         We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         As a result, we attempt to maintain a three to six week supply of critical inventory items in stock. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.

SEASONAL NATURE OF BUSINESS

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses.

COMPETITION

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe that we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

EMPLOYEES


         We currently employ 52 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by a union, and we believe our relations with our employees are good.


PROPERTIES


         We lease our corporate headquarters and a warehouse facility located in Farmers Branch, Texas, with approximately 68,000 square feet. The lease for this facility expires in August 2005. The Company also leases a sales office in Memphis, Tennessee, with approximately 1,500 square feet. The lease for this facility expires in 2005. We believe that these facilities will be adequate for our business needs for the foreseeable future. We do not own any real property.


LEGAL PROCEEDINGS

         None.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company are:


                                                              POSITIONS AND OFFICES HELD
      NAME                               AGE                       WITH THE COMPANY
      ----                               ---                  --------------------------
Michael J. Blumenfeld                    55       Chairman of the Board and Chief Executive Officer
Adam Blumenfeld                          31       President and Director
Arthur J. Coerver                        58       Chief Operating Officer and Director
Harvey Rothenberg                        59       Vice President Marketing and Director
William R. Estill                        53       Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein                           31       Vice President Corporate Development
Jeff Davidowitz                          45       Director
William A. Watkins, Jr                   59       Director
Robert W. Hampton                        54       Director



         Michael J. Blumenfeld has served as the Company's Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld's father.



         Adam Blumenfeld is the Company's President and has served in that capacity since joining the Company in January 2000. Mr. Blumenfeld is also a member of the Company's Board of Directors. From January 1998 through 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.



         Arthur J. Coerver is the Company's Chief Operating Officer and has served in that capacity since joining the Company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Coerver is also a member of the Company's Board of Directors.



         Harvey Rothenberg has served as the Company's Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Rothenberg is also a member of the Company's Board of Directors.



         William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Estill was also a member of the Board of Directors during his tenure with Sport Supply Group, Inc. Mr.

Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.



         Chad H. Edlein joined the Company in July 1997. From 1994 to 1997 Mr. Edlein served as Marketing Manager for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment.



         Jeff Davidowitz is the President of Penn Footwear, a private investment company, since January 1, 1991. Prior to that, Mr. Davidowitz was Vice President of Penn Footwear. Mr. Davidowitz is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.



         William A. Watkins, Jr. is a partner in the public accounting firm of Watkins, Watkins and Keenan, a certified public accounting firm, since December 1971. Mr. Watkins is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.



         Robert W. Hampton is a director and Group Vice President of Jones International, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation. Mr. Hampton is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

EXECUTIVE COMPENSATION





SUMMARY COMPENSATION TABLE



The following table summarizes the total compensation, for each of the last three fiscal years, earned by the Named Executive Officers -- Mr. Michael Blumenfeld the Chief Executive Officer and the four other executive officers who earned over $100,000 and who were serving as an executive officer at the end of fiscal 2001.



                           SUMMARY COMPENSATION TABLE



                                                                                   Long-Term
                                                     Annual Compensation          Compensation
                                                     -------------------  -----------------------------
                                                                           Restricted       Securities
                                              Fiscal                         Stock          Underlying
         Name and Principal Positions          Year       Salary ($)        Awards($)        Options
         ----------------------------         ------     ------------     ------------     ------------
         Michael J. Blumenfeld                 2001          140,000               --           95,000
           Chairman of the Board and           2000           96,500               --               --
           Chief Executive Officer             1999           36,000               --               --

         Adam Blumenfeld                       2001          138,650               --           45,000
           President                           2000           68,860(1)            --               --
                                               1999           36,000               --               --

         Harvey Rothenberg                     2001          105,400               --           40,000
           Vice President, Marketing           2000           84,325               --               --
                                               1999           94,000               --            3,000

         Arthur J. Coerver                     2001          118,200               --           40,000
           Chief Operating Officer             2000          108,200               --               --
                                               1999          108,000           46,875            5,000

         William Estill                        2001          151,800               --           40,000
           Chief Financial Officer             2000          100,270(1)            --               --
                                               1999               --               --               --


----------


(1) Mr. Blumenfeld's employment with the company commenced in January 2000. Mr. Estill's employment with the company commenced in July 1999.

STOCK OPTIONS



         The following table sets forth certain information about the stock option awards that were made to the Named Executive Officers during fiscal 2001. All of these options are transferable to family members under specified conditions.



                        OPTION GRANTS IN LAST FISCAL YEAR



                                                       PERCENTAGE
                                NUMBER OF               OF TOTAL
                                  SHARES                OPTIONS
                                UNDERLYING             GRANTED TO              EXERCISE
                                 OPTIONS              EMPLOYEES IN               PRICE              EXPIRATION
          NAME                   GRANTED               FISCAL YEAR             PER SHARE               DATE
          ----                  ----------            ------------             ---------            ----------

Michael J. Blumenfeld            95,000                   15.7%                  $3.890               5/08/11
                                 20,000                    4.2%                   6.125               8/15/10

Adam Blumenfeld                  25,000                    5.2%                   3.890               5/08/11
                                 20,000                    4.2%                   6.125               8/15/10

Harvey Rothenberg                20,000                    4.2%                   3.890               5/08/11
                                 20,000                    4.2%                   6.125               8/15/10

Arthur J. Coerver                20,000                    4.2%                   3.890               5/08/11
                                 20,000                    4.2%                   6.125               8/15/10

William Estill                   20,000                    4.2%                   3.890               5/08/11
                                 20,000                    4.2%                   6.125               8/15/10



               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES



                                        NUMBER OF SHARES                            VALUE OF UNEXERCISED
                                     UNDERLYING UNEXERCISED                       IN-THE MONEY OPTIONS (1)
                                   OPTIONS AT FISCAL YEAR-END                        AT FISCAL YEAR-END
                                 ------------------------------                -------------------------------
       NAME                      EXERCISABLE      UNEXERCISABLE                EXERCISABLE       UNEXERCISABLE
       ----                      -----------      -------------                -----------       -------------

Michael J. Blumenfeld              105,000            0                         $       0            $    0
Adam Blumenfeld                     45,000            0                                 0                 0
Harvey Rothenberg                   40,000            0                                 0                 0
Arthur J. Coerver                   42,000            0                                 0                 0
William Estill                      40,000            0                                 0                 0



(1) Amounts were calculated using the closing price of Collegiate Pacific's common stock on the last trading day of the fiscal year ($3.85).

DIRECTOR COMPENSATION

         Directors receive $7,500 per year for their service on the Board of Directors or any committee of the Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses associated with attending Board of Directors and committee meetings.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information known to the Company with respect to beneficial ownership of shares of Common Stock as of December 1, 2001 for:


         o all persons who are beneficial owners of 5% or more of the Company's Common Stock;

         o        each director and nominee for director;

         o the Company's Chief Executive Officer and the other Named Executive Officer in the Summary Compensation Table above; and

         o        All executive officers and directors as a group.


                                                                                                       TOTAL AS A
                                                               OPTIONS/WARRANTS                       PERCENTAGE OF
                                               NUMBER OF          EXERCISABLE           TOTAL             SHARES
                                                SHARES             WITHIN 60          BENEFICIAL       OUTSTANDING
BENEFICIAL OWNER                                OWNED                DAYS             OWNERSHIP     (IF 1% OR MORE)(a)
----------------                             ------------      ----------------      ------------   ------------------
Michael J. Blumenfeld                           2,192,407           2,245,607           4,438,014             68.2%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Adam Blumenfeld                                   243,600             288,600             532,200             11.7%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Jeff Davidowitz                                   142,302(b)          158,302(b)          300,604              6.8%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Arthur J. Coerver                                  37,790(c)           48,303(c)           91,106              2.1%
William A. Watkins, Jr.                            42,803(d)           79,790(d)          117,580              2.5%
Harvey Rothenberg                                  18,432(e)           62,432(e)           80,864              1.9%
Robert W. Hampton                                      --               2,500               2,500               --
Chadd Edlein                                       14,000              45,500              59,500               --
William R. Estill                                      --              40,000              40,000               --

Directors and executive
 officers as a group (8 persons)                2,690,134           2,971,534           5,661,668             78.2%


----------


(a) - Based on the number of shares outstanding (4,264,773) at the close of business on October 1, 2001.

(b) - Includes (i) 34,751 shares and 34,751 shares issuable upon exercise of a warrant held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 67,551 shares issuable upon exercise of a warrant held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares and 9,000 shares issuable upon exercise of a warrant held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares and 14,000 shares issuable upon exercise of a warrant held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by 3D Partners of which Mr. Davidowitz is general partner.


(c) -    Includes (i) 6,060 shares held in trust for the benefit of Mr. Coerver,
         (ii) 1,212 shares held in trust for the benefit of Mr. Coerver's spouse, (iii) 6,060 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver, and (iv) 1,212 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver.



(d) - Includes 30,303 shares held in trust for the benefit of Mr. Watkins and 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Watkins.


(e) - Includes (i) 1,687 shares held in trust for the benefit of Mr. Rothenberg's child, (ii) 3,030 shares held in trust for the benefit of Mr. Rothenberg, (iii) 1,000 shares issuable upon exercise of a warrant held by Mr. Rothenberg's spouse, and (iv) 3,030 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Rothenberg.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 17, 1998, the Company sold 1,960,000 shares of Common Stock to Michael J. Blumenfeld and 40,000 shares to Adam Blumenfeld for $1.00 per share, or an aggregate purchase price of $2,000,000, in cash, pursuant to the Stock Purchase Agreement dated August 18, 1997 by and between the Company and Michael and Adam Blumenfeld. Adam Blumenfeld is the son of Mr. Blumenfeld. Mr. Blumenfeld was not an officer or director of the Company at the time of the execution of the Stock Purchase Agreement. The consideration paid by Mr. Blumenfeld for the Common Stock was based on the average of the high and low bid price of the Common Stock as reported by the NASD on August 18, 1997, the date of the Stock Purchase Agreement.

         Also on February 17, 1998, in connection with the Stock Purchase Agreement, the Company sold:

         o        20,000 shares of Common Stock to Arthur J. Coerver; and

         o        13,500 shares of Common Stock to William A. Watkins, Jr.


         These shares were sold at $1.00 per share, and Messrs. Coerver and Watkins became directors of the Company upon consummation of the Stock Purchase Agreement.


         Since April 14, 1997, Michael J. Blumenfeld has made loans, net of repayments, to the Company in an aggregate amount approximating $755,000. These loans were payable on demand and bore interest at the rate of 12% per annum. On February 1, 2000, the aggregate outstanding amount under the note payable was $994,307, and pursuant to the Purchase Agreement, Mr. Blumenfeld exchanged his outstanding loans for an equal amount of Notes.

         In February 2000, the Company issued $2,235,000 of Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of the Notes were issued to Michael J. Blumenfeld in exchange for an equal amount of subordinated notes originally issued to Mr. Blumenfeld in exchange for cash. The remaining notes were issued in exchange for cash in the amount of approximately $1.4 million. In April 2000, all of the note holders converted the outstanding balance under the Notes into shares of Common Stock at a conversion price of $3.30 per share, resulting in the issuance of 677,267 shares of Common Stock.

         The following table sets forth the principal amount of the notes and the number of shares the notes were converted into by each officer and director of the Company.

                                                                                 NUMBER OF SHARES
                                                                                   ISSUED UPON
                                            PRINCIPAL AMOUNT                        CONVERSION
  NAME OF NOTE HOLDER                          OF NOTE($)                            OF NOTE
  -------------------                       ----------------                     ----------------

Michael J. Blumenfeld                          1,500,000                             454,545
William A. Watkins, Jr.                          100,000                              30,303
Arthur J. Coerver                                 50,000                              15,151
Jeff Davidowitz                                  150,000                              45,455
Harvey Rothenberg                                 15,000                               4,545


         On September 7, 2000, the Company acquired the stock of Kesmil Manufacturing, Inc., a manufacturing company owned by Michael J. Blumenfeld, the majority stockholder and Chief Executive Officer of the Company, for the assumption of approximately $581 thousand in notes payable to the stockholder. The Company was the sole customer of the acquired company and the acquisition was accounted for similar to a pooling of interest. During fiscal 2000, the Company purchased approximately $1.0 million of certain inventory items from Kesmil.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET

         The Common Stock trades on the American Stock Exchange under the symbol "BOO" and the Warrants trade on the American Stock Exchange under the symbol "BOO/WS." Prior to June 7, 2000, the Common Stock traded on the NASD's Bulletin Board. The Warrants did not trade until May 2000.

         The tables below set forth the high and low sales prices for the Common Stock and the Warrants during each of the periods indicated, as reported on the American Stock Exchange, and the range of the high and low bid information for the Common Stock, as reported by the NASD, prior to June 7, 2000. The price quotation in NASD reflect interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


             COMMON STOCK                   FISCAL 2002               FISCAL 2001               FISCAL 2000
            ---------------            ---------------------     ---------------------     ---------------------
            CALENDAR PERIOD              LOW          HIGH         LOW          HIGH         LOW          HIGH
            ---------------            --------     --------     --------     --------     --------     --------

         July 1 - September 30         $   3.88     $   5.65     $   6.00     $   9.75     $   9.38     $  14.38
         October 1 - December 31             --           --         5.50         6.25         4.38        11.88
         January 1 - March 31                --           --         3.75         5.63         3.00        14.75
         April 1 - June 30                   --           --         3.85         4.05        10.13        14.00



                WARRANTS                    FISCAL 2002               FISCAL 2001               FISCAL 2000
            ---------------            ---------------------     ---------------------     ---------------------
            CALENDAR PERIOD              LOW          HIGH         LOW          HIGH         LOW          HIGH
            ---------------            --------     --------     --------     --------     --------     --------

         July 1 - September 30         $   0.73     $   1.20     $   1.25     $   1.88     $     --     $     --
         October 1 - December 31             --           --         1.00         1.25           --           --
         January 1 - March 31                --           --         0.60         0.90           --           --
         April 1 - June 30                   --           --         0.73         0.85         1.25         3.25


         On January 14, 2000, our shareholders approved an amendment to the Company's Certificate of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000. The prices set forth in the foregoing tables have been adjusted to take into account the reverse stock split.

HOLDERS


         As of December 1, 2001, there were approximately 350 holders of record of Common Stock, and there were 4,264,773 shares of Common Stock issued and outstanding.


DIVIDENDS


         The Company did not declare or pay any cash or stock dividends on the Common Stock during fiscal 2001. On May 26, 2000, each record holder of Common Stock received a special dividend from the Company of one warrant for each share of Common Stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. The Company currently does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon then existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS



BACKGROUND



         The company is engaged in the national distribution of sports equipment to the institutional and retail markets realizing the vast majority of its revenues in response to catalog mailings and telemarketing efforts. The market for this merchandise is estimated to consist of approximately 250,000 locations, which have annual expenditures of some $4 billion for sports equipment. The management of the company has extensive experience in this business having previously founded successful mail order companies in the sports equipment industry.



         The company believes it is the fastest growing supplier of sporting goods equipment to the institutional and dealer market. Since the company commenced its first national marketing programs in March 1998, it has received orders from more than 27,000 locations and continues to add new customers at a high rate. The company believes that its dedication to product quality and customer service is the primary reason for the growth rate of the company's revenues and new customers.



         The company's fiscal year ends on June 30th. References herein to fiscal 2002 and fiscal 2001 refer to our fiscal years ending on June 30, 2002 and 2001, respectively.



THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000



         Net Sales. The company's sales and earnings are seasonal in nature. Historically, the company has reported lower sales and earnings in the first and second fiscal quarters because many of the company's primary customers are closed for the year-end holidays. Other factors, such as poor weather, could negatively impact demand for the company's products. Management believes that if sales continue to increase at historical levels and, as the company makes changes to its product mix, the historical seasonal nature of the company's sales and earnings will be diminished.



         Net sales for the three months ended September 30, 2001, increased by approximately $1.1 million, or approximately 43%, compared to the same period in 2000. The company attributes the growth in its revenues for both periods to its aggressive marketing activities, the expansion of its product offerings, an increase in dealer related revenues, and the overall growth of its customer base. As a result of the company's expanded operations and marketing activities, the company believes future revenues will continue to exhibit growth from current levels. Management believes the seasonality in its revenues will continue to be a factor in future periods, but may not be to the same extent if the company's revenues continue to rise at current rates.



         Gross Margin. Gross margin for the three months ended September 30, 2001, increased by approximately $490 thousand, or 53%, compared to the same period in 2000. As a percentage of sales, gross margin for the three months ended September 30, 2001, increased to approximately 36%, compared to 35% for the same period in 2000. The increase for the period was the result of better absorption by the company of its manufacturing costs, a higher percentage of manufactured goods sold as a percent of overall sales, and a modest increase in the average selling price of our products.

         Operating Expenses. Selling, general and administrative ("SG&A") expenses for the three months ended September 30, 2001, increased by approximately $256 thousand, or 26%, compared to the same period in 2000. As a percentage of sales, SG&A expenses for the three months ended September 30, 2001, decreased to 32% from 36% for the same period in 2000. The increase in selling, general and administrative expenses was primarily due to an increase in personnel related costs incurred in connection with hiring additional personnel to the sales force, as well as in connection with managing the increase in sales volume and advertising costs associated with the company's additional marketing efforts.



         Net Income. The net income of the company increased by approximately $219 thousand for the three months ended September 30, 2001, compared to the same period in fiscal 2001. As a percentage of net sales, net income increased to approximately 4% for the three months ended September 30, 2001, compared to a 3% net loss for the same period during fiscal 2001. The increase was attributable to an increase in sales, a small increase in gross profit as a percentage of sales, and a decrease in selling, general and administrative expenses as a percentage of sales during the same period in fiscal 2001.



LIQUIDITY AND CAPITAL RESOURCES



         Cash and cash equivalents totaled approximately $275 thousand at September 30, 2001, compared to approximately $95 thousand at June 30, 2001. Cash used in operations of approximately $8 thousand in the three months ended September 30, 2001, was the result of an increase in inventory of approximately $325 thousand and prepaid expenses of approximately $140 thousand, which were partially offset by an increase in accounts payable of approximately $175 thousand and a decrease in accounts receivable of approximately $64 thousand, and an increase in net earnings of approximately $219 thousand. For the same period in fiscal 2001, the cash used in operations of approximately $987 thousand was the result of losses incurred during the period and an increase in inventory of approximately $249 thousand and prepaid expenses of approximately $264 thousand, and a decrease in accounts payable of approximately $258 thousand and accrued expenses of approximately $262 thousand, which were partially offset by an decrease in accounts receivable.



         Cash used in operations for the twelve months ended June 30, 2001 was approximately $554 thousand, compared to approximately $1.3 million for the same period in 2000. The decrease was due primarily to an increase in net profit resulting from the increase in sales levels, and a seasonal increase in accounts payable due to an increase in inventories.



         The company used approximately $66 thousand in cash in investing activities in the three month period ended September 30, 2001, compared to approximately $48 thousand for the same period in fiscal 2001. The primary use of cash in investing activities was the purchase of property and equipment of approximately $72 thousand.



         The Company used approximately $372 thousand in cash for investing activities during fiscal 2001. The primary use of cash in investing activities was the repurchase of the Company's common stock and the purchase of property and equipment. The Company expects to spend a smaller amount for capital expenditures in fiscal 2002.



         For the three months ended September 30, 2001, the company did not use any proceeds from financing activities, compared to its use of approximately $349 thousand of proceeds from financings for the same period in fiscal 2001.



         The Company generated approximately $495 thousand in cash from financing activities for the twelve months ended June 30, 2001. The cash generated from financing activities was primarily from borrowings under the Company's line of credit.

         Current assets totaled approximately $5.4 million at September 30, 2001, providing the company with working capital of approximately $3.4 million.



         Current assets totaled approximately $5 million at the end of fiscal 2001, providing the Company with working capital of approximately $3.3 million.



         The borrowings under the revolving credit facility with Chase Bank of Texas, N.A. are classified as a current liability since the facility would have expired on October 31, 2001. On October 31, 2001, the company amended the terms of its $2,000,000 revolving credit facility to extend the maturity date of the facility to October 31, 2002, and permit the company to repurchase up to $125 thousand of its outstanding common stock during the term of the facility. All borrowings under the revolving credit facility will continue to be classified as a current liability. Management believes the company will be able to satisfy its short-term and long-term liquidity requirements from borrowings under the revolving line of credit and from cash generated from operations. The company may experience periods of higher borrowing under its revolving line of credit due to the seasonal nature of its business cycle. The company continues its efforts to expand by evaluating potential acquisitions and joint ventures, and the success of those efforts may require additional bank debt, equity financing, or private financing.



FISCAL YEAR ENDED JUNE 30, 2001 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2000



         Net Sales. Net sales for the twelve months ended June 30, 2001 increased by approximately $2.9 million, or approximately 29%, compared to the same period in 2000. We attribute the growth in net sales primarily to an overall increase in catalog sales and dealer-related revenues. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in revenues will be at the same rate. We also believe that seasonality in net sales will continue to be a factor in future periods as net sales during the third and fourth quarters of the our fiscal year are typically higher due primarily to the budgeting procedures of our customers and the seasonal demand for our products.



         Gross Profit. The Company's gross profit for the twelve months ended June 30, 2001, increased by approximately $1.4 million, or approximately 40%, compared to the same period in 2000. As a percentage of sales, gross profit increased to 36% compared to 33% for the same period in 2000. The increase in gross profit was primarily due to the increase in sales of the Company's manufactured products and the decrease in freight costs.



         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twelve months ended June 30, 2001, increased by approximately $523 thousand, or approximately 13%, compared to the same period in 2000. As a percentage of sales, selling, general and administrative expenses decreased to approximately 35% from 40% for fiscal 2000. The increase in selling, general, and administrative expenses was due primarily to:



         o an increase in salaries and personnel related costs of approximately $392 thousand for additional sales personnel hired by the Company to manage the increase in its sales volume and for the additional administrative personnel; and



         o an increase in advertising and trade show expenses of approximately $202 thousand incurred to mail catalogs to existing and new customers, as well as an increase in fliers and promotional literature.

These increases in personnel and advertising costs were partially offset by small decreases in other expense categories.



         Operating Profit. Operating profit increased by approximately $834 thousand for the twelve months ended June 30, 2001 compared to the same period in fiscal 2000. As a percentage of net sales, the operating profit increased to approximately 1% compared to a 7% operating loss for the twelve-months ended June 30, 2000. The increase was attributable to increased sales activity, a small increase in gross profit as a percentage of sales, and the reduction of selling, general and administrative expenses as a percentage of sales during fiscal 2001.



         Interest Expense. Interest expense increased by approximately $45 thousand for the twelve months ended June 30, 2001, compared to the twelve months ended June 30, 2000. As a percentage of sales, interest expense was approximately 1% and 2% for the twelve months ended June 30, 2001 and 2000, respectively. The decrease primarily reflects the use of proceeds from the sale of common stock in late fiscal 2000, which was used to fund working capital requirements in fiscal 2001. Approximately $86 thousand in fiscal 2001 and $121 thousand in fiscal 2000 relates to interest paid on the note payable to Mr. Blumenfeld. See "Liquidity and Capital Resources."



         Provision for Income Taxes. There was an income tax benefit of $27 thousand in 2001 compared to an income tax expense of $52 thousand in 2000. The change resulted from revisions to estimated state income taxes of one of our subsidiaries for fiscal 2000.



         Net Profit. The net profit increased by approximately $953 thousand for the twelve months ended June 30, 2001, compared to the same period in fiscal 2000. As a percentage of net sales, the net profit increased to approximately zero for the twelve months ended June 30, 2001 compared to a 9% net loss for the twelve months ended June 30, 2000. The increase was attributable to increased sales activity, a small increase in gross profit as a percentage of sales, and the reduction of selling, general and administrative expenses as a percentage of sales during fiscal 2001.

                            DESCRIPTION OF SECURITIES

GENERAL

         As of the closing of the offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         As of the date of this Prospectus, there are no outstanding shares of Preferred Stock. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

         o        The designation of the series;

         o The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

         o Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

         o The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

         o The redemption rights and price or prices, if any, for shares of the series;

         o The terms and amounts of any sinking fund provided for the purchase or redemption of share of the series;

         o The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

         o Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

         o The voting rights, if any, of the holders of shares of such series.

COMMON STOCK PURCHASE WARRANTS

         Special Dividend of Warrants


         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share. Warrants are exercisable through May 26, 2005 provided that at the time of exercise the Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has the right at any time to call the Warrants for cancellation by giving at least 30 days, but not more than 90 days, notice, at a price of $.05 per Warrant. Holders of Warrants automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. A notice of redemption shall be mailed to each of the registered holders of the Warrants by First Class mail, postage prepaid, at least 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise a Warrant shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.


         The Warrants may be exercised upon surrender of the Warrant certificate(s) on or prior to the expiration or the redemption date at the offices of Continental Stock Transfer & Trust Company, the Company's warrant agent (the "Warrant Agent") with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified or cashier's check payable to the order of the Company) of the full exercise price for the number of warrants being exercised.

         o The exercise price and number and kind of shares of Common Stock or other securities or assets purchasable on exercise of the Warrants and the Cancellation Price are subject to adjustment if the Company:

         o Combines or subdivides its outstanding shares of Common Stock, including stock splits effected through a dividend; or

         o        Merges or consolidates with another corporation.

         There will be no adjustment to the Warrants if the Company:

         o Makes any cash dividends or asset distributions with respect to outstanding shares of Common Stock;

         o        Sells additional shares of Common Stock; or

         o        Sells all or substantially all of its assets.

         o In the event of any other type of recapitalization or reorganization of the Company, the Company may, at its option, provide for adjustment to the Warrants' terms.

         The Company is not required to issue fractional shares of Common Stock, and, in lieu of a fractional share, the Company will make a cash payment based upon the current market value of such fractional shares. The Warrants holder will not have any right as a shareholder of the Company unless or until the holder exercises the Warrants.

SUBORDINATED CONVERTIBLE PROMISSORY NOTES

         GENERAL. The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount. The Notes bore interest at a variable rate equal to the Prime Rate plus 2 1/2 percentage points per year.

         NOTE HOLDERS. The following table and accompanying footnotes identify each of the Note Holders based upon information provided to the Company, set forth as of April 19, 2000, the date the Note Holders converted their Notes into shares of Common Stock. This information also states the principal amount of the Notes, the number of shares the Notes were converted into, shares beneficially held by or acquired by, as the case may be, each Note Holder. Beneficial ownership is stated as of the conversion of the Notes. Percentages are based on 3,679,340 shares of Common Stock outstanding on April 19, 2000.


                                                        NUMBER OF SHARES      NUMBER OF SHARES
                                   PRINCIPAL AMOUNT   ISSUED UPON CONVERSION    BENEFICIALLY
     NAME OF NOTE HOLDER                OF NOTE             OF NOTE(1)             OWNED(2)         PERCENT OF CLASS(3)
     -------------------           ----------------   ----------------------  ----------------      -------------------

     Michael J. Blumenfeld,             $1,500,000            454,545          4,344,614(4)                67.7%
     Chief Executive Officer of
     the Company
     Watkins Brothers Trust             $  100,000             30,303             88,606(5)                 2.0%
     Arthur J. Coerver, IRA             $   20,000              6,060            100,580(6)                 1.9%
     Arthur J. Coerver                  $   26,000              7,878            100,580(6)                 1.9%
     Colleen C. Coerver, IRA            $    4,000              1,212            100,580(6)                 1.9%
     Penn Footwear Retirement           $   50,000             15,151            305,606(7)                 6.8%
     Trust
     Davidowitz Foundation Inc.         $   50,000             15,151             32,302(8)                   *
     JIBS Equities, L.P.                $   50,000             15,151            305,606(7)                 6.8%
     William Davidowitz                 $  100,000             30,303            110,660(9)                 2.5%
     Robert W. Philip or Sharon         $   50,000             15,151             48,302(10)                1.1%
     A. Philip Joint Tenants
     with Right of Survivorship
     Myrna G. Kulp(11)                  $  100,000             30,303             65,926                    1.5%
     Harvey Rothenberg and              $    5,000              1,515             18,432(12)                  *
     Elizabeth Rosenberg
     Harvey Rothenberg, IRA             $   10,000              3,030             18,432(12)                  *
     H. I. Schendle IRA Rollover        $   50,000             15,151             48,902(13)                1.1%
     Eric Green GST Trust               $  120,000             36,363             72,726                    1.7%

     Total                              $2,235,000            677,267
     -----


         *Less than one percent.

----------

(1) The number of shares issued upon conversion of the Notes is based on a conversion price equal to $3.30 per share, with the Note Holder receiving a cash payment in lieu of any fractional shares that would otherwise be issued.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the total shares issued on the conversion of all of outstanding Notes as well as the shares issuable upon the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.


(3) The percentage of each Note Holder is based on the beneficial ownership of that Note Holder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Note Holder (but not any other shareholder) when exercising any Warrant or other right in the future.


(4) Consists of 1,719,462 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise if an option expiring August 15, 2010, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(6) Consists of 22,640 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 22,640 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(8) Consists of 1,000 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(9) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 25,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 25,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(11)     Myrna G. Kulp is Michael J. Blumenfeld's sister-in-law.

(12) Consists of 12,200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 shares issuable upon exercise of an option expiring February 24, 2009 held by Mr. Rothenberg's spouse, 1,687 shares issuable upon exercise of a Warrant expiring May 26, 2005, 12,200 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(13) Consists of 9,300 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 9,300 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

WARRANT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

         The warrant agent, stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

STOCKHOLDER REPORTS

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Delaware General Corporation Law ("DGCL") Section 203 (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.

                                  LEGAL MATTERS

         The validity of the Shares and the Warrants offered hereby will be passed upon for the Company by Sayles, Lidji & Werbner, A Professional Corporation, Dallas, Texas.

                                     EXPERTS


         The consolidated financial statements of the Company as of June 30, 2001 and June 30, 2000, and for the years then ended, are included in the Registration Statement of which this Prospectus is a part in reliance on the report of Grant Thornton LLP, independent certified public accountants, which report is included herein. The consolidated financial statements audited by Grant Thornton LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Company's Bylaws provide that any officer or director who is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

         DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         The indemnification provisions contained in the Company's Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----

Index to Consolidated Statements............................................................................ F-1
Report of Independent Certified Public Accountants.......................................................... F-2
Consolidated Balance Sheets as of June 30, 2001 and 2000.................................................... F-3
Consolidated Statements of Operations for the years ended June 30, 2001 and 2000............................ F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30,
2001 and 2000............................................................................................... F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2001 and 2000............................ F-6
Notes to Consolidated Financial Statements.................................................................. F-7
Condensed Consolidated Balance Sheets as of September 30, 2001 (Unaudited) and
June 30, 2001............................................................................................... F-17
Condensed Consolidated Statements of Operations for the three months ended
September 30, 2001 and 2000 (Unaudited)..................................................................... F-18
Condensed Consolidated Statements of Cash Flows for the three months ended
September 30, 2001, and 2000 (Unaudited).................................................................... F-19
Notes to Condensed Consolidated Financial Statements (Unaudited)............................................ F-20

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of Collegiate Pacific Inc. and Subsidiaries

         We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ Grant Thornton LLP

Dallas, Texas
August 21, 2001

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2001 AND 2000

                                     ASSETS

                                                                                   2001              2000
                                                                               ------------      ------------
Current Assets:
     Cash and cash equivalents                                                 $    349,508      $    780,546
     Accounts receivable, less allowance for doubtful accounts
      of $87,187 in 2001 and $51,751 in 2000                                      1,797,079         1,384,185
     Inventory                                                                    2,787,169         2,415,328
     Prepaid expenses and other current assets                                      146,328            39,014
                                                                               ------------      ------------
           Total current assets                                                   5,080,084         4,619,073
Property and equipment, net of accumulated depreciation
   of $295,980 in 2001 and $184,354 in 2000                                         523,472           333,102
Other Assets:
    License agreements, net of accumulated amortization of
      $44,296 in 2001 and $142,369 in 2000                                          100,106           468,049
    Cost in excess of net tangible assets acquired, net of
      Accumulated amortization of $122,542 in 2001 and
      $78,105 in 2000                                                               544,375           588,185

    Other assets, net                                                               283,319            56,204
                                                                               ------------      ------------

                                                                               $  6,531,356      $  6,064,613
                                                                               ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   2001              2000
                                                                               ------------      ------------
Current liabilities:
     Accounts payable                                                          $    942,129      $    555,795
     Accrued expenses                                                               124,190           415,002
     Revolving line of credit                                                       420,000                --
     Notes payable to stockholders, current portion                                 290,973                --
     Other current liabilities                                                       16,144            34,048
                                                                               ------------      ------------
           Total current liabilities                                              1,793,436         1,004,845

Notes payable to stockholders, net of current portion                               365,027           581,000
                                                                               ------------      ------------

           Total liabilities                                                      2,158,463         1,585,845

Stockholders' equity:
    Common stock, $.01 par value; authorized 20,000,000 shares,
    Issued and outstanding: 4,264,773 in 2001 and 4,244,607 in 2000                  42,648            42,446
     Additional paid-in capital                                                   6,452,278         6,461,453
     Accumulated deficit                                                         (1,750,568)       (1,754,688)
    Treasury shares, at cost: 36,226 shares in 2001 and 20,860
    shares in 2000                                                                 (366,470)         (255,443)
                                                                               ------------      ------------
                                                                                  4,377,888         4,493,768
    Less: note receivable from stockholder                                           (4,995)          (15,000)
                                                                               ------------      ------------

           Total stockholders' equity                                             4,372,893         4,478,768
                                                                               ------------      ------------
                                                                               $  6,531,356      $  6,064,613
                                                                               ============      ============


The accompanying notes are an integral part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


                                                                                   2001              2000
                                                                               ------------      ------------
Net sales                                                                      $ 13,272,696      $ 10,324,009
Cost of sales                                                                     8,525,643         6,933,991
                                                                               ------------      ------------

             Gross profit                                                         4,747,053         3,390,018

Selling, general and administrative expenses                                      4,616,385         4,093,275
                                                                               ------------      ------------

             Operating profit (loss)                                                130,668          (703,257)
                                                                               ------------      ------------

Other income (expense):
     Interest expense                                                              (156,734)         (201,434)
     Interest income                                                                  3,823             7,066
     Miscellaneous                                                                     (681)               --
                                                                               ------------      ------------

             Total other income (expense)                                          (153,592)         (194,368)
                                                                               ------------      ------------

Loss before provision for income taxes                                              (22,924)         (897,625)

Income tax expense (benefit)                                                        (27,044)           51,748
                                                                               ------------      ------------

             Net income (loss)                                                 $      4,120      $   (949,373)
                                                                               ============      ============

Net income (loss) per share of common stock (basic and diluted)                $       0.00      $      (0.26)
                                                                               ============      ============
Weighted average shares of common stock outstanding -basic                        4,253,850         3,641,109
                                                                               ============      ============
Weighted average shares of common stock outstanding -diluted                      4,759,941         3,641,109
                                                                               ============      ============


The accompanying notes are an integral part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                COMMON STOCK
                                                                           ADDITIONAL
                                                                            PAID-IN            RETAINED
                                           SHARES           AMOUNT          CAPITAL       EARNINGS/DEFICIT)
                                        ------------     ------------     ------------    -----------------
Balances at July 1, 1999                   3,440,366     $     34,404     $  3,507,568      $   (805,315)

Issuance of stock
for cash                                     126,974            1,270          541,674                --

Purchase of stock for cash                        --               --               --                --

Conversion of debt to stock                  677,267            6,772        2,160,211                --

Payment of notes
receivable from
Stockholders                                      --               --               --                --

Issuance of warrants for
license agreements                                --               --          252,000                --

Net loss                                          --               --               --          (949,373)
                                        ------------     ------------     ------------      ------------
Balances at June 30, 2000                  4,244,607           42,446        6,461,453        (1,754,688)

Issuance of stock for purchase
 of assets                                    20,166              202           96,796                --

Purchase of stock for cash                        --               --               --                --

Warrants cancelled in conjunction
 with amendment of distribution
 agreement                                        --               --         (105,971)               --

Payment of notes
receivable from
stockholders                                      --               --               --                --

Net income                                        --               --               --             4,120
                                        ------------     ------------     ------------      ------------
Balances at June 30, 2001                  4,264,773     $     42,648     $  6,452,278      $ (1,750,568)
                                        ============     ============     ============      ============

                                             TREASURY SHARES
                                                                           RECEIVABLE
                                                                              FROM
                                          SHARES           AMOUNT          STOCKHOLDERS         TOTAL
                                        ------------     ------------      ------------      ------------
Balances at July 1, 1999                         900     $    (10,982)     $    (28,405)     $  2,697,270

Issuance of stock
for cash                                          --               --                --           542,944

Purchase of stock for cash                    19,960         (244,461)               --          (244,461)

Conversion of debt to stock                       --               --                --         2,166,983

Payment of notes
receivable from
Stockholders                                      --               --            13,405            13,405

Issuance of warrants for
license agreements                                --               --                --           252,000

Net loss                                          --               --                --          (949,373)
                                        ------------     ------------      ------------      ------------
Balances at June 30, 2000                     20,860         (255,443)          (15,000)        4,478,768

Issuance of stock for purchase
 of assets                                        --               --                --            96,998

Purchase of stock for cash                    15,366         (111,027)               --          (111,027)

Warrants cancelled in conjunction
 with amendment of distribution
 agreement                                        --               --                --          (105,971)

Payment of notes
receivable from
stockholders                                      --               --            10,005            10,005

Net income                                        --               --                --             4,120
                                        ------------     ------------      ------------      ------------
Balances at June 30, 2001                     36,226     $   (366,470)     $     (4,995)     $  4,372,893
                                        ============     ============      ============      ============

The accompanying notes are an integral part of this consolidated financial statement.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                                                      2001              2000
                                                                                  ------------      ------------
Cash flows from operating activities:
     Net income (loss)                                                            $      4,120      $   (949,372)
     Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
        Depreciation                                                                   113,845            79,006
        Amortization                                                                   128,826           131,377
        Bad debt expense                                                                56,600            20,000
        Change in operating assets and liabilities, net of effects of business acquisitions:
            Accounts receivable                                                       (469,494)         (261,207)
            Inventory                                                                 (371,841)         (520,442)
            Prepaid expenses and other current assets                                 (107,314)          (15,433)
            Other assets, net                                                           13,692            (3,760)
            Accounts payable                                                           386,334           (21,444)
            Accrued expenses                                                          (290,812)          327,021
            Other liabilities                                                          (17,904)          (52,778)
                                                                                  ------------      ------------
                Net cash used in operating activities                                 (553,948)       (1,267,032)
                                                                                  ------------      ------------

Cash flows from investing activities:
     Purchase of property and equipment                                               (207,217)          (80,609)
     Cash paid for licenses                                                                 --           (54,802)
     Cash paid for treasury shares                                                    (111,027)         (244,461)
     Cash paid for trade name                                                          (63,851)               --
     Cash received from notes receivable from stockholders                              10,005            13,405
     Cash used in business acquisition net of cash acquired                                 --          (114,543)
                                                                                  ------------      ------------
                Net cash used in investing activities                                 (372,090)         (481,010)
                                                                                  ------------      ------------

Cash flow from financing activities
     Proceeds from line of credit                                                      420,000                --
     Proceeds from notes payable to stockholders                                        75,000           256,000
     Proceeds from convertible debt                                                         --         1,186,262
     Proceeds from issuance of common stock                                                 --           542,944
                                                                                  ------------      ------------
                Net cash provided by financing activities                              495,000         1,985,206
                                                                                  ------------      ------------
                               Increase (decrease) in cash                            (431,038)          237,164

Cash and cash equivalents at beginning of year                                         780,546           543,382
                                                                                  ------------      ------------

Cash and cash equivalents at end of year                                          $    349,508           780,546
                                                                                  ============      ============

Noncash investing activities:
      Warrants cancelled in conjunction with
       amendment to distribution agreement                                        $    105,971      $         --
                                                                                  ============      ============
      Common stock issued for purchase of assets                                  $     96,998      $         --
                                                                                  ============      ============
      Conversion of debt into common stock                                        $         --      $  2,166,983
                                                                                  ============      ============
      Warrants issued for license agreements                                      $         --      $    252,000
                                                                                  ============      ============
Cash payments for:
     Income taxes                                                                 $         --      $     26,020
                                                                                  ============      ============
     Interest                                                                     $    135,551      $    201,434
                                                                                  ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


(1)      GENERAL AND BACKGROUND

         Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.

         Effective February 17, 1998 CPI entered into a reverse acquisition agreement with DSSI, Inc. ("DSSI"), a publicly held "shell" corporation. DSSI issued 2,000,000 (approximately 62.5%) shares of DSSI's voting common stock in exchange for all of the outstanding shares of CPI (a tax free reorganization). The public entity then changed its name to Collegiate Pacific, Inc. For accounting purposes, the transaction was treated as a recapitalization of CPI, with CPI as the acquirer (a reverse acquisition).

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

         The consolidated financial statements include the accounts of CPI and its wholly owned subsidiaries Product Merchandising, Inc. ("PMI"), and Kesmil Manufacturing, Inc. ("KM") (collectively referred to as the "Company"). Significant intercompany accounts and transactions have been eliminated.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

         Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash and accounts receivable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments and notes payable approximate their carrying values.

ESTIMATES AND ASSUMPTIONS

         Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


INVENTORIES

         Inventories are carried at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is charged to expense as incurred and significant renewals and betterments are capitalized.

COST IN EXCESS OF NET TANGIBLE ASSETS ACQUIRED

         Cost in excess of net tangible assets acquired is the difference between the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired. Cost in excess of net tangible assets acquired in connection with acquisitions is amortized using the straight-line method over 15 years. Amortization expense relating to cost in excess of net tangible assets amounted to $44 thousand and $36 thousand for the fiscal years ended June 30, 2001 and 2000, respectively. On an on-going basis, management reviews recoverability, the valuation and amortization of cost in excess of net tangible assets. As a part of this review, the Company considers the undiscounted projected future net cash flows in evaluating the recoverability of cost in excess of net tangible assets. If the undiscounted future net cash flows were less than the stated value, cost in excess of net tangible assets would be written down to fair value.

LICENSE AGREEMENTS

         License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful life of 5 years. Amortization expense relating to license agreements was approximately $63 thousand and $92 thousand for the fiscal years ended June 30, 2001 and 2000, respectively.

STOCK BASED COMPENSATION

         The Company measures compensation cost for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." The excess, if any, of the fair value of the stock on the date of grant over the amount to be paid for the stock is accrued over the related vesting period. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires companies electing to continue to use APB 25 to account for its stock-based compensation to make pro forma disclosures of net income and earnings per share as if SFAS 123 had been applied. See Note 11.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


INCOME TAXES

         The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

ADVERTISING

         The Company expenses the cost of advertising as incurred or when such advertising initially takes place. No advertising costs were capitalized at June 30, 2001 or 2000. Advertising expense approximated $1.1 million and $856 thousand for the fiscal years ended June 30, 2001 and 2000, respectively.

INCOME (LOSS) PER SHARE

         Basic income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding. Diluted income (loss) per share is computed based on weighted average number of shares outstanding increased by the effect of stock options and warrants when dilutive.

REVENUE RECOGNITION

         The Company recognizes revenue upon shipment of inventory after giving consideration to the possibility of returns based upon historical rates of return.

RECENT PRONOUNCEMENTS

         The Company, pursuant to Emerging Issues Task Force Issue 2000-10, began classifying in 2001, freight charges billed to customers as revenues and the related costs as part of the Company's cost of sales. The net amount of these revenues and associated costs were previously included as part of the Company's selling, general and administrative expenses. All prior periods have been restated to reflect this change.

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually, and in the event of an impairment indicator. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company expects the adoption of SFAS 142 will increase annual pretax income by approximately $45 thousand. The Company adopted SFAS 142 in the first quarter of fiscal 2002.

(3)      BUSINESS ACQUISITIONS

         On October 22, 1999, the Company acquired certain assets of Mark One Distributors, Inc. for approximately $115 thousand in an all cash transaction. The purchased assets related to sales and distribution activities by Mark One in the camp sporting goods business. The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Mark One's camping related business have been included in the Company's consolidated financial statements commencing on October 22, 1999.

         On September 7, 2000, the Company purchased all the outstanding stock of Kesmil Manufacturing, Inc., a manufacturer of sports related metal products, which was 100% owned by the Company's Chairman and Chief Executive Officer. The Company was, prior to the acquisition, the only customer for Kesmil's products. The Company assumed notes payable to the Chairman and a stockholder and relative of the Chairman, for $581 thousand and other liabilities of approximately $400 thousand. These notes are subordinate to the Company's revolving line of credit, are not secured by any of the Company's assets and mature on August 31, 2004. The notes payable to stockholders bear interest at the rate of 12% per annum and are payable in quarterly installments of approximately $36 thousand.

         Because the former sole stockholder of Kesmil also owns a majority of the Company's outstanding common stock, the acquisition was accounted for in a manner similar to a pooling of interests and, accordingly, financial information for the periods prior to the acquisition reflect the retroactive restatement of the Company's and Kesmil's combined financial position and operating results.

         Selected financial information for the combined entities included in the consolidated statements of operations for the years ended June 30, 2001 and 2000 are as follows:

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


                                                                         (DOLLARS IN THOUSANDS)
                                                                              FOR THE YEARS
                                                                                  ENDED
                                                                                JUNE 30,
                                                                    -------------------------------
                                                                         2001              2000
                                                                     ------------      ------------
         Net sales:
          CPI                                                        $     13,273      $     10,324
          Kesmil                                                              136             1,016
         Elimination of intercompany sales                                   (136)           (1,016)
                                                                     ------------      ------------
         Combined                                                    $     13,273      $     10,324
                                                                     ============      ============

         Net income (loss):
          CPI                                                        $         98      $       (482)
          Kesmil                                                              (94)             (401)
         Elimination of intercompany profit                                    --               (66)
          in inventory
                                                                     ------------      ------------
         Combined                                                    $          4      $       (949)
                                                                     ============      ============

(4)      EQUITY

         On January 14, 2000, the stockholders of the Company approved a one-for-five reverse stock split of the Company's $.01 par value common stock (the "Common Stock"). As a result of the reverse stock split additional paid in capital was increased by $139 thousand and Common Stock has been reduced by the same amount. All references in the accompanying financial statements to the number of shares of Common Stock and the per-share amounts have been restated to reflect the reverse stock split.

         In February 2000, a former executive of the DSSI Corporation ("DSSI"), which was the predecessor of the Company, exercised common stock warrants for 98,974 shares of Common Stock. The warrants were originally granted to the warrant holder during his tenure as an executive of DSSI. The terms of the warrants were extended at the February 18, 1998 meeting of the Board of Directors of DSSI. The Company received funds for the exercise of the warrants for approximately $500 thousand or $5.05 per share.

         In February 2000, the Company agreed to exchange the note payable to stockholder for a subordinated convertible note. In addition, the Company solicited and received additional subscriptions from Company directors and officers including the holder of the existing note payable to stockholder, and third party investors for approximately $1.3 million in subordinated convertible notes. The subordinated convertible notes bore interest at the prevailing Prime Rate plus 2.5%, were non-callable by the Company for a period of two years, and were convertible to Common Stock at $3.30 per share. The subordinated convertible notes were subordinate to the Company's Revolving Line of Credit with Chase Bank of Texas, N.A. and were uncollateralized. Interest paid on these notes and the note payable to stockholder during the period was approximately $120 thousand. On April 19, 2000, the holders of the subordinated convertible notes converted the entire outstanding balance of approximately $2.3 million to 677,267 shares of Common Stock.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


(5)      INVENTORIES

Inventories consist of the following:

                                                  2001           2001
                                               ----------     ----------
         Raw materials                         $  205,734     $  108,507
         Work in progress                          28,139         36,878
         Finished goods                         2,553,296      2,269,943
                                               ----------     ----------
                                               $2,787,169     $2,415,328
                                               ==========     ==========

(6)      PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                  2001            2001
                                               ----------      ----------
         Fixtures and equipment                $  487,466      $  289,638
         Manufacturing equipment                  331,986         227,818
                                               ----------      ----------

          Total property and equipment            819,452         517,456
         Less accumulated depreciation           (295,980)       (184,354)
                                               ----------      ----------

          Property and equipment, net          $  523,472      $  333,102
                                               ==========      ==========

(7)      LICENSE AND DISTRIBUTION AGREEMENTS

License and distribution agreements consist of the following:

                      Agreement                    Unamortized Cost at June 30, 2001            Term
                      ---------                    ---------------------------------            ----
         Edwards Sports Products Ltd.                           $27,401                        5 Years
         Online Sports, Inc.                                    $72,705                        5 Years

(8)      LINE OF CREDIT

         On September 14, 1999, the Company agreed to terms for a $2 million Revolving Line of Credit with Chase Bank of Texas, N.A. The Revolving Line of Credit permits the Company to borrow funds based upon a certain percentage of accounts receivable and inventory. The Revolving Line of Credit will mature on October 31, 2001, and includes a provision for letters of credit. Borrowings under the Revolving Line of Credit bear interest at the prevailing prime rate plus 1/4% or LIBOR plus 2 1/2%. The Company had $420 thousand outstanding at June 30, 2001, under the terms of this facility and the Chief Executive Officer guaranteed the Revolving Line of Credit up to $1 million. No amounts were outstanding at June 30, 2000. At June 30, 2001, approximately $1.6 million was available under this line of credit.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


(9)      FEDERAL INCOME TAXES

         CPI and its subsidiaries file separate income tax returns. Deferred tax assets and liabilities consist of the following:

                                                                     June 30,
                                                          ------------------------------
                                                              2001              2000
                                                          ------------      ------------

         Deferred tax assets
          Net operating loss carryforward                 $    692,447      $    702,048
          Other                                                 36,898            16,604
                                                          ------------      ------------
         Total deferred tax assets                             729,345           718,652
         Valuation allowance                                  (729,345)         (718,652)
                                                          ------------      ------------
         Net deferred tax assets                          $         --      $         --
                                                          ============      ============

         The company has provided a valuation allowance against deferred tax assets because their recovery is uncertain. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense:

                                                                     June 30,
                                                          ------------------------------
                                                              2001              2000
                                                          ------------      ------------

         Tax expense (benefit)                            $     (7,794)     $   (305,193)
         Loss for which benefits were not used                      --           305,559
         Change in valuation allowance                          10,693              (366)
         Other                                                  (2,899)               --
         State income taxes                                    (27,044)           51,748
                                                          ------------      ------------
         Income tax expense (benefit)                     $    (27,044)     $     51,748
                                                          ============      ============

         At June 30, 2001, the Company had net operating loss carry forwards of approximately $2.0 million, of which approximately $800 thousand were carry forwards of DSSI. Because of the ownership change rules of the Internal Revenue Code, use of the DSSI carry forwards are limited to approximately $80 thousand per year. The carry forwards of CPI and its subsidiaries expire from 2013 through 2020. The DSSI carry forwards expire through 2011.

(10)     RELATED PARTY TRANSACTIONS

         During the periods the Company paid the majority stockholder of the Company approximately $86 thousand in interest on notes payable assumed in conjunction with the purchase of Kesmil Manufacturing (See Note 3).

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


(11)     STOCK OPTIONS AND WARRANTS

         On September 22, 1994, DSSI established a non-qualified stock option plan, which provides for the granting of non-qualified stock options to purchase up to 100,000 shares of common stock at the fair market value on the date of grant. There were 5,000 and 33,000 options outstanding at June 30, 2001 and 2000, respectively. No shares were exercised in 2001 and 27,000 shares were exercised in the fiscal year ended June 30, 2000. No additional shares were granted or canceled under the terms of this plan during the fiscal year ended June 30, 2001.

         On December 11, 1998, the Company's stockholders approved a new stock option plan, (the "1998 Collegiate Pacific Inc. Stock Option Plan"). The new plan authorized the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company's common stock, $0.01 par value per share. The number of shares available under the plan was increased to 1,000,000 upon approval by the Company's stockholders on March 20, 2001.

         A summary of the Company's employee and director option and warrant activity for the fiscal years ended June 30, 2001 and 2000 is as follows:

                                                                                                      Weighted
                                                                                                      Average
                                                                                                      Exercise
                                                                  Warrants          Options            Price
                                                                ------------      ------------      ------------

         Outstanding and exercisable at July 1, 1999                  98,974            73,500      $       5.36

                 Exercised                                           (98,974)          (28,000)             4.28
                                                                ------------      ------------      ------------

         Outstanding and exercisable at June 30, 2000                     --            45,500              8.48

                 Granted                                                  --           476,200              4.88

                 Forfeited or cancelled                                   --            (7,500)             7.68
                                                                ------------      ------------      ------------

         Outstanding at June 30, 2001                                     --           514,200      $       5.16
                                                                ============      ============      ============

         Exercisable at June 30, 2001                                     --           456,200      $       5.13
                                                                ============      ============      ============

The weighted average fair value of options granted in fiscal 2001 was $4.33 per share.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


         The Company has adopted the disclosure provisions of Statement No. 123, as discussed in Note 2, and continues to apply Opinion 25 for stock options granted to employees. If the Company had recognized compensation expense based upon the fair market at the date of grant for options granted to employees, the effect on net loss and loss per share for the fiscal years ended June 30, 2001 and 2000 would have been as follows:

                                                                 June 30,
                                                      ------------------------------
                                                          2001              2000
                                                      ------------      ------------
         Net income (loss)
           As reported                                $      4,120      $   (949,373)
           Pro forma                                    (1,993,466)         (949,373)
         Income (loss) per common share
           As reported                                $       0.00      $      (0.26)
           Pro forma                                  $      (0.47)     $      (0.26)

         The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 140%; risk free interest rate of 4.9% to 6.2%; no dividend yield; and expected lives of five to seven years.

         The following table summarizes additional information about stock options at June 30, 2001:

                                    Outstanding                                       Exercisable
                                   -------------                                      ------------
                                      Weighted
                                       Average
                                      Remaining        Weighted                         Weighted
                                     Contractual       Average                          Average
                                        Life           Exercise                         Exercise
Exercise price       Shares          (In Years)         Price          Shares            Price
--------------    ------------     -------------    ------------   -------------      ------------

$1.25                    5,000              1.0     $       1.25            5,000     $       1.25
3.89-4.81              272,700              9.4             3.91          259,700             3.89
6.13-7.50              200,000              9.4             6.19          155,000             6.13
9.38                    36,500              7.7             9.38           36,500             9.38
                  ------------                                       ------------
                       514,200                                            456,200
                  ============                                       ============

         On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each warrant entitles the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The total number of warrants issued was 4,244,607. The number of shares purchasable upon exercise of each warrant and price per share may be adjusted under certain conditions. Holders may exercise the warrants at any time on or before May 26, 2005, unless extended by the Company. The warrants are callable and cancelable at a cancellation price of $.10 per share of common stock purchasable upon exercise of the warrants. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


(12)     LEASES

         The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases, which expire at various dates through 2005. Rent expense approximated $311 thousand for the fiscal year ended June 30, 2001, and $275 thousand for the fiscal year ended June 30, 2000.

         Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

                                 2002                                   266,028
                                 2003                                   278,370
                                 2004                                   285,228
                                 2005                                   279,684
                                 2006                                    89,532
                                                                  -------------

                                                                  $   1,198,842
                                                                  =============

(13)     INCOME (LOSS) PER SHARE

         Summarized basic and diluted additional income (loss) per common share for the years ended June 30, 2001 and 2000 are as follows:

                                           2001                                         2000
                         ----------------------------------------     -----------------------------------------
                             Net                        Per Share                                     Per Share
                           Income         Shares         Amount        Net Loss         Shares         Amount
                         ----------     ----------     ----------     ----------      ----------     ----------
Basic Income
 (loss) per share        $    4,120      4,253,850           0.00       (949,373)      3,641,109          (0.26)
Effect of
 Dilutive options                --        506,091             --             --              --             --
                         ----------     ----------     ----------     ----------      ----------     ----------
Diluted income
 (loss) per share        $    4,120      4,759,941           0.00       (949,373)      3,461,109          (0.26)
                         ==========     ==========     ==========     ==========      ==========     ==========

For fiscal 2001 and 2000 stock options and warrants covering 2,316,262 and 4,328,107 shares, respectively, were excluded in the computations of diluted income (loss) per share because their effect was antidilutive.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                       September 30,       June 30,
                                                                           2001              2001
                                                                       ------------      ------------
                            ASSETS                                     (Unaudited)
Current assets:
     Cash and cash equivalents                                         $    275,075      $    349,508
     Accounts receivable, net of allowance for doubtful
       accounts of $93,223 and $87,187, respectively                      1,714,910         1,797,079
     Inventories                                                          3,112,241         2,787,169
     Prepaid expenses and other assets                                      286,317           146,328
                                                                       ------------      ------------
       Total current assets                                               5,388,543         5,080,084

Property, plant and equipment, net of accumulated
       depreciation of $302,300 and $295,980, respectively                  551,263           523,472
Other assets:
       License agreements, net of accumulated amortization
          of $53,343 and $44,296, respectively                               91,059           100,106
        Cost in excess of net tangible assets acquired, net of
          accumulated amortization of $122,542                              544,375           544,375
        Other assets, net                                                   277,688           283,319
                                                                       ------------      ------------
                                                                       $  6,852,928      $  6,531,356
                                                                       ============      ============
             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                  $  1,117,082      $    942,129
     Accrued expenses                                                       126,485           124,190
     Current portion, notes payable to stockholders                         290,973           290,973
     Current portion, other notes payable                                   420,000           420,000
     Other current liabilities                                                6,984            16,144
                                                                       ------------      ------------
       Total current liabilities                                          1,961,524         1,793,436

Notes payable to stockholders, net of current portion                       365,027           365,027
                                                                       ------------      ------------

         Total liabilities                                                2,326,551         2,158,463

Stockholders' equity:
     Common stock, $.01 par value; authorized 50,000,000
        shares; issued 4,264,773 shares                                      42,648            42,648
     Additional paid-in capital                                           6,452,278         6,452,278
     Accumulated deficit                                                 (1,602,079)       (1,750,568)
     Treasury shares at cost; 36,226 shares                                (366,470)         (366,470)
                                                                       ------------      ------------
                                                                          4,526,377         4,377,888
     Less notes receivable from stockholders                                     --            (4,995)
                                                                       ------------      ------------
        Total stockholders' equity                                        4,526,377         4,372,893
                                                                       ------------      ------------
                                                                       $  6,852,928      $  6,531,356
                                                                       ============      ============

     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                                   Three Months Ended
                                                                     September 30,
                                                            ------------------------------
                                                                2001              2000
                                                            ------------      ------------

Net sales                                                   $  3,814,622      $  2,662,890
Cost of sales                                                  2,404,891         1,743,353
                                                            ------------      ------------

     Gross profit                                              1,409,731           919,537

Selling, general and administrative
   expenses                                                    1,225,519           971,001
                                                            ------------      ------------

     Operating profit (loss)                                     184,212           (51,464)

Other income (expense)
     Interest expense                                            (40,751)          (21,041)
     Other income                                                  5,028             1,931
                                                            ------------      ------------

Net income (loss)                                           $    148,489      $    (70,574)
                                                            ============      ============

Net income (loss) per share-basic and diluted               $       0.03      $      (0.02)
                                                            ============      ============

Weighted average shares outstanding:
Basic                                                          4,264,773         4,244,607
                                                            ============      ============
Diluted                                                        4,305,111         4,244,607
                                                            ============      ============

     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                             Three months ended
                                                                                September 30,
                                                                       ------------------------------
                                                                           2001              2000
                                                                       ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                 $    148,489      $    (70,574)
     Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation, amortization and bad debt expense                         76,699            85,276
     Changes in operating assets and liabilities                           (232,951)       (1,001,279)
                                                                       ------------      ------------
Net cash used in operating activities                                        (7,763)         (986,577)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                                    (71,665)          (62,774)
     Cash paid for licenses                                                      --             5,009
     Cash received on notes receivable from stockholders                      4,995             9,966
                                                                       ------------      ------------

Net cash used in investing activities                                       (66,670)          (47,799)

CASH FLOWS FROM FINANCING ACTIVITIES:

     Cash paid for treasury shares                                               --          (111,027)
     Proceeds from borrowings                                                    --           460,000
                                                                       ------------      ------------

     Net cash provided by financing activities                                   --           348,973
                                                                       ------------      ------------

Net decrease in cash and cash equivalents                                   (74,433)         (685,403)

     Cash and cash equivalents at beginning of period                       349,508           780,546
                                                                       ------------      ------------

     Cash and cash equivalents at end of period                        $    275,075      $     95,143
                                                                       ============      ============


Supplemental disclosure of cash flow information
Cash paid during the period for interest                               $     56,124      $     15,681
                                                                       ============      ============
Cash paid during the period for income taxes                           $         --      $     29,168
                                                                       ============      ============

     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       BASIS OF PRESENTATION.

         These unaudited condensed consolidated financial statements of Collegiate Pacific Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the company's annual report on Form 10-KSB for the fiscal year ended June 30, 2001. All significant intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

         Operating results for the interim period are not necessarily indicative of results that may be expected for the fiscal year ending June 30, 2002.

2.       USE OF ESTIMATES.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       NEW ACCOUNTING STANDARDS.

         The company, pursuant to Emerging Issues Task Force Issue 2000-10, began classifying in 2001 freight charges billed to customers as revenues and the related costs as part of the company's cost of sales. The net amount of these revenues and associated costs were previously included as part of the company's selling, general and administrative expenses. All prior periods have been restated to reflect this change.

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. The portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The company does not expect SFAS 141 will have a material impact on the company's financial position or results of operations.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually, and in the event of an impairment indicator. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company adopted SFAS 142 in the first quarter of fiscal year 2002. The following table reflects pro-forma amounts as though SFAS 142 were adopted at the beginning of fiscal 2001:

                                                                  September 30,
                                                              2001             2000
                                                          ------------     ------------
         Reported net income (loss):                      $    148,489     $    (70,574)
                  Add back:  Goodwill amortization                  --           10,900
                                                          ------------     ------------
                  Adjusted net income (loss)              $    148,489     $    (59,674)
                                                          ============     ============

         Basic earnings per share:
                  Reported net income (loss)              $       0.03     $      (0.02)
                  Add back:  Goodwill amortization                  --             0.01
                                                          ------------     ------------
                  Adjusted net income (loss)              $       0.03     $      (0.01)
                                                          ============     ============

         Diluted earnings per share:
                  Reported net income (loss)              $       0.03     $      (0.02)
                  Add back:  Goodwill amortization                  --             0.01
                                                          ------------     ------------
                  Adjusted net income (loss)              $       0.03     $      (0.01)
                                                          ============     ============

         In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121") and related literature and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS 144 for fiscal years beginning after December 15, 2001.

4.       INVENTORIES

         Inventories consist of the following:

                                                          September 30,      June 30,
                                                              2001             2001
                                                          ------------     ------------
         Raw materials                                    $    271,734     $    205,734
         Work in progress                                       49,524           28,139
         Finished goods                                      2,790,983        2,553,296
                                                          ------------     ------------
                                                          $  3,112,241     $  2,787,169
                                                          ============     ============

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

5.       INCOME (LOSS) PER SHARE

         Summarized basic and diluted additional income (loss) per common share for the three months ended September 30, 2001 and 2000 are as follows:

                                           2001                                         2000
                         ----------------------------------------     -----------------------------------------
                             Net                       Per Share                                     Per Share
                           Income         Shares         Amount        Net Loss         Shares         Amount
                         ----------     ----------     ----------     ----------      ----------     ----------
Basic Income
 (loss) per share        $  148,489      4,264,773     $     0.03     $  (70,574)      4,244,607     $    (0.02)
Effect of
 dilutive options                --         40,338             --             --              --             --
                         ----------     ----------     ----------     ----------      ----------     ----------
Diluted income
 (loss) per share        $  148,489      4,305,111     $     0.03     $  (70,574)      4,244,607     $    (0.02)
                         ==========     ==========     ==========     ==========      ==========     ==========

         For the three months ended September 30, 2001 and 2000, stock options and warrants covering 4,487,107 and 4,452,107 shares, respectively, were excluded in the computations of diluted income (loss) per share because their effect was antidilutive.

6.       SUBSEQUENT EVENTS

         On October 31, 2001, the Company amended the terms of its existing Revolving Credit Facility with Chase Bank of Texas extending the maturity date for an additional one year period.

                                     PART II


ITEM 27. EXHIBITS.

         The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which Index is incorporated herein by reference.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on December 10, 2001.


                                        COLLEGIATE PACIFIC INC.

                                        By: /s/ Michael J. Blumenfeld
                                            ------------------------------------
                                            Michael J. Blumenfeld,
                                            Chairman, Chief Executive Officer
                                            and Director (Principal Executive
                                            Officer)

         Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                            TITLE                                       DATE
---------                                            -----                                       ----

/s/ Michael J. Blumenfeld                 Chairman, Chief Executive Officer and             December 10, 2001
--------------------------------------    Director (Principal Executive Officer)
Michael J. Blumenfeld


         *                                President and Director                            December 10, 2001
--------------------------------------
Adam Blumenfeld


         *                                Chief Financial Officer, Secretary and            December 10, 2001
--------------------------------------    Treasurer (Principal Accounting and
William R. Estill                         Financial Officer)


         *                                Chief Operating Officer and Director              December 10, 2001
--------------------------------------
Arthur J. Coerver


         *                                Vice President Marketing and Director             December 10, 2001
--------------------------------------
Harvey Rothenberg


         *                                Director                                          December 10, 2001
--------------------------------------
Jeff Davidowitz


         *                                Director                                          December 10, 2001
--------------------------------------
William A. Watkins, Jr.


/s/ Robert W. Hampton                     Director                                          December 10, 2001
--------------------------------------
Robert W. Hampton

*By Power of Attorney

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

2.1               Stock Purchase Agreement dated August 18, 1997 with Michael J.
                  Blumenfeld.(1)

2.2 Agreement and Plan of Merger dated July 20, 1999, for the reincorporation of the company in Delaware.(2)

3.1 Articles of Incorporation of the company filed on December 15, 1998.(3)

3.2               By-Laws of the company.(3)

3.3 Certificate of Amendment to Certificate of Incorporation of the company filed on January 18, 2000.(4)

4.1 Specimen Certificate of Common Stock, $0.01, par value, of the company.(3)

4.2               Specimen Common Stock Purchase Warrant.(4)

5.1               Opinion of Sayles, Lidji & Werbner, A Professional
                  Corporation*

10.1 Warrant Agency Agreement dated as of June 4, 1993 between the company and Continental Stock Transfer & Trust Company, as
                  Warrant Agent.(5)

10.2              Form of Underwriter's Unit Purchase Warrant of the company.(6)

10.3              Form of Underwriter's Warrant of the company.(6)

10.4              1994 Stock Option Plan of the company.(7)

10.5              Employee Restricted Stock Plan of the company.(8)

10.6 Lease dated July 1, 1997 between the company, as tenant, and Post-Valwood, Inc., as landlord.(9)

10.7 Exclusive Distribution Agreement dated February 24, 1998, between the company and Equipmart, Inc.(9)

10.8 Exclusive Distribution Agreement dated March 7, 1998, between the company and FunNets, Inc.(9)

10.9 Exclusive Distribution Agreement dated March 21, 1998, between the company and Pro Gym Equipment, Inc.(9)

10.10 Stock Acquisition Agreement dated April 14, 1998, between the company and Product Merchandising, Inc.(9)

10.11 Agreement and Plan of merger dated May 31, 1998, between the company and Vantage Products International, Inc.(9)

10.12             1998 Collegiate Pacific Inc. Stock Option Plan.(2)

10.13             Credit Agreement, dated as of June 30, 1999, between Chase
                  Bank of Texas, National Association, and the company for a $2,000,000 line of credit, and related documents.(10)

10.14             Promissory Note dated March 31, 1999 from the company to
                  Michael J. Blumenfeld in the principal amount of $1,082,648.75.(10)

10.15 Warrant Agreement dated as of May 26, 2000, between the company and Continental Stock Transfer & Trust Company, as
                  Warrant Agent, with the form of Common Stock purchase warrant attached.(4)

10.16 Stock Purchase Agreement dated September 7, 2000, by and between the company and Michael J. Blumenfeld.(11)

10.17             Waiver and Second Amendment to Credit Agreement dated as of
                  September 7, 2000, by and between Chase Bank of Texas,
                  National Association and the company.(12)

10.18 Assumed Notes Payable dated September 6, 2000 executed by the company payable to Michael Blumenfeld and Abe Blumenfeld in the stated aggregate principal amount of $581,000.(12)

10.19             Fourth Amendment to Credit Agreement dated as of January 16,
                  2001, by and between The Chase Manhattan Bank and the company.(13)

10.20             First Amendment to Stock Option Plan.(14)

10.21             Fifth Amendment to Credit Agreement dated as of October 31,
                  2001, by and between The Chase Bank of Texas, N.A. and the company.(16)

21                Subsidiaries of the company(15)

23.1              Consent of Sayles, Lidji & Werbner, A Professional Corporation
                  (included in Exhibit 5.1)*

23.2              Consent of Grant Thornton LLP*

24.1              Power of Attorney (included in Part II of this Registration
                  Statement.(11)

----------

*    Filed herewith

(1) Previously filed as an exhibit to the company's Form 8-K/A filed on September 11, 1997.

(2) Previously filed as an exhibit to the company's Definitive Proxy Statement for its Annual Meeting held on December 11, 1998.

(3) Previously filed as an exhibit to the company's Form 8-A dated September 9, 1999.

(4) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, as amended.

(5) Previously filed as an exhibit to the company's Form 8-A dated June 28, 1993.

(6) Previously filed as an exhibit to the company's Current Report on Form 8-K filed on July 12, 1993.

(7) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1994.

(8) Previously filed as an exhibit to a Post-Effective Amendment to the company's Registration Statement on Form S-1, File No. 33-19770-NY.

(9) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998.

(10) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999.

(11) Previously filed as an exhibit to the company's Report on Form 8-K filed on September 21, 2000.

(12) Previously filed as an exhibit to the company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2000.

(13) Previously filed as an exhibit to the company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2000.

(14) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294)dated April 30, 2001.

(15) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001.

(16) Previously filed as an exhibit to the company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001.